Exhibits 19.14

19.15 Exhibit 15 (b) Letter of KPMG relating to disclosure under Item 16F

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Koninklijke Philips N.V. (“Philips”) and in light of the Dutch legislation on mandatory auditor rotation (in effect at the time of the 2015 AGM) did not stand for re-election on May 7, 2015. Under the opinion dated February 23, 2016, we reported on the consolidated financial statements of Koninklijke Philips N.V. as of and for the years ended December 31, 2015 and 2014, and the effectiveness of internal control over financial reporting as of December 31, 2015. We have read the statements of Philips included under Item 16F “Change in Registrant’s Certifying Accountant” of its Form 20-F dated February 23, 2016, and we agree with such statements.

Yours faithfully,

/s/ KPMG Accountants N.V.

Annual Report 2015      319